Exhibit 99.1

SMX Announces Receipt of Nasdaq Listing Delinquency Notice

NEW YORK, January 26, 2024 – SMX (Security Matters) PLC (NASDAQ:SMX; SMXWW) announces that on January 26, 2024, it received a delinquency notification letter from the Listing Qualifications Staff of the Nasdaq Stock Market LLC due to the Company’s non-compliance with Nasdaq Listing Rule 5550(a)(2), as the bid price of the Company’s ordinary shares on the Nasdaq Capital Market was below $1.00 for 30 consecutive business days, from December 11, 2023 to January 25, 2024.

The Company is addressing the matter and is working to regain compliance within the 180 calendar day compliance period under Nasdaq rules.

Please refer to the Company’s Report on Form 6-K filed with the Securities and Commission on January 26, 2023 for further information.

About SMX:

SMX is a publicly traded company renowned for its pioneering technology in marking, tracking, measuring, and digital platform integration. SMX’s solutions are designed to support businesses in their transition to a low-carbon economy, offering end-to-end traceability and quality assurance across various sectors.

For more information, contact:

SMX GENERAL ENQUIRIES

E: info@securitymattersltd.com

Company Website: http://www.smx.tech

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions, or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example, the Company’s ability to regain compliance with applicable Nasdaq standards or comply with the continued listing standards of Nasdaq even if the Company regains compliance. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; any lingering effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	1